October 23, 2018

VIA EDGAR

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Anuja A. Majmudar
Karina Dorin

Re:	Diamondback Energy, Inc. (the “Registrant”)
Registration Statement on Form S-4, as amended
File No. 333-227328

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-227328), filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on September 13, 2018, as amended by Amendment No. 1 filed with the Commission on October 11, 2018 and by Amendment No. 2 filed with the Commission on October 18, 2018 (as so amended, the “Registration Statement”). Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Registrant respectfully requests that the effective date for the Registration Statement be accelerated to October 24, 2018 at 4:00 p.m. Washington, D.C. time or as soon thereafter as practicable.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth R. Molay, P.C. of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Diamondback Energy, Inc.

/s/ Teresa L. Dick
Teresa L. Dick
Chief Financial Officer, Executive Vice President and Assistant Secretary

cc:	Seth R. Molay, P.C.
Akin Gump Strauss Hauer & Feld LLP

500 West Texas, Suite 1200, Midland, Texas, tel. (432) 221-7400/diamondbackenergy.com